

May 22, 2024

Ismael Roig
Chief Financial Officer
Archer-Daniels-Midland Co
77 West Wacker Drive
Suite 4600
Chicago, IL 60601

> **Re: Archer-Daniels-Midland Co**
> **Form 10-K for the Year Ended December 31, 2023**
> **Form 8-K Filed March 12, 2024**
> **File No. 001-00044**

Dear Ismael Roig:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Non-GAAP Financial Measures, page 42

1. Please quantify the components of the adjustment "asset impairment, restructuring and net settlement contingencies" and describe the nature of each material component. For each material component as well as the adjustment for "railroad maintenance", please tell us your consideration of Item 10(e)(1)(ii)(B) of Regulation S-K and Question 100.01 of the SEC's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures in determining the costs do not represent normal, recurring operating costs.

2. We note your presentation of segment operating profit, adjusted segment operating profit and segment adjusted EBITDA, which all appear to be non-GAAP measures. Please tell us how you determined these measures comply with Rule 100(b) of Regulation G. We note that the measures remove corporate overhead and other items, which appear to be normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the SEC's Non-GAAP Compliance and Disclosure Interpretations.

Please revise future filings to eliminate segment total measures or tell us how you intend to revise them to comply with Regulation G and Item 10(e) of Regulation S-K. This comment also applies to your earnings releases filed on Form 8-K.

Critical Accounting Policies and Estimates
Goodwill, page 54

3.   Your disclosures indicate that you performed a quantitative goodwill impairment analysis on two reporting units. Please identify for us the goodwill reporting unit beyond Animal Nutrition for which you performed the two-step quantitative assessment and quantify the amount of goodwill allocated to this reporting unit. Additionally, we note that you used both income and market approaches in determining the fair value of your reporting units. Tell us the relative weighting used for each approach and how you determined such weighting was appropriate. Further, tell us and revise future disclosures to explain how you performed the market approach, including significant estimates and assumptions used.

Notes to the Consolidated Financial Statements
Note 17. Segment and Geographical Information, page 106

4.   We note you have disclosed a correction of certain segment-specific historical financial information. It appears that you are classifying the errors as a revision rather than a restatement. Please explain to us how you determined your disclosure relating to this error is appropriate. As part of your response, address both quantitative and qualitative factors and tell us how your treatment complies with ASC-250-10-50-7. As part of your response, provide us with your materiality analysis prepared in accordance with SAB Topic 1:M and 1:N.

5.   We note your inventory accounting policy disclosure which states that certain merchandisable agricultural commodities inventories, including inventories acquired under deferred pricing contracts, are stated at market value. We further note from your segment disclosures, that intersegment sales have been recorded at "amounts approximating market". Please explain why your intersegment sales differ from market value and how you determine such values.

Form 8-K filed March 12, 2024

Exhibit 99.1, page 1

6.   Your Full-Year 2023 Highlights discloses segment operating profit, adjusted segment operating profit and trailing four-quarter average adjusted return on invested capital which are all non-GAAP measures. Please disclose the most directly comparable GAAP measure with equal or greater prominence, whenever you present a non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mindy Hooker at 202-551-3732 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing